June 30, 2025

Chan Heng Fai
Chief Executive Officer
Alset Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

       Re: Alset Inc.
           Preliminary Information Statement on Schedule 14C
           Filed June 9, 2025
           File No. 001-39732
Dear Chan Heng Fai:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Darrin M Ocasio, Esq.